Exhibit (d)(hh)(2)
Form of
Exhibit A
PACIFIC SELECT FUND
FEE SCHEDULE
Effective: May 1, 2011
Portfolio: Dividend Growth Portfolio
     The Investment Adviser will pay to the Subadviser a monthly fee for its services for the above noted Portfolio based on:
The annual percentage of the average daily net assets of the Dividend Growth Portfolio according to the following schedule:

Rate%	Break Point (assets)
0.50%	First $50 million
0.45%	On next $50 million;

Once assets exceed $100 million:
0.40%	On first $100 million;
0.375%	On next $150 million;
0.325%	On next $750 million; and
0.30%	On assets above $1 billion
In recognition of the fact that the Subadviser may have an inherent constraint with respect to the amount of money that Subadviser is able to manage in a particular strategy, Subadviser agrees to consult with Investment Adviser on an annual basis to determine the extent of those constraints and the appropriate investment limitations for the Dividend Growth Portfolio.

Portfolio: Short Duration Bond Portfolio
     The Investment Adviser will pay to the Subadviser a monthly fee for its services for the above noted Portfolio based on:
The annual percentage of the average daily net assets of the Short Duration Bond Portfolio according to the following schedule:

Rate%	Break Point (assets)

0.30%	On first $50 million
0.25%	On next $50 million

Once assets exceed $100 million:*
0.20%	On first $100 million
0.175%	On next $150 million
0.125%	On next $250 million
0.10%	Above $500 million

*	Portfolio at or above $1.5 billion
0.10% flat
     Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.